Exhibit 12.1
Mediacom Communications Corporation and Subsidiaries
Schedule of Computation of Ratio of Earnings to Fixed Charges

	For the years ended December 31,
	2005	2004	2003	2002	2001
	(in thousands, except ratio amounts)
Earnings:
(Loss) income before income taxes	$(24,965)	$13,628	$(62,051)	$(161,458)	$(189,147)
Interest expense, net	208,265	192,740	190,199	188,304	139,867
Amortization of capitalized interest	2,357	2,055	2,083	611	1,365
Amortization of debt issuance costs	8,613	8,725	6,696	7,183	5,725
Interest component of rent expense (1)	5,267	4,931	4,583	3,968	3,045

Earnings available for fixed charges	$199,537	$222,079	$141,510	$38,608	$(39,145)

Fixed Charges:
Interest expense, net	$208,265	$192,740	$190,199	$188,304	$139,867
Capitalized interest	3,756	3,012	6,957	6,778	4,221
Amortization of debt issuance costs	8,613	8,725	6,696	7,183	5,725
Interest component of rent expense (1)	5,267	4,931	4,583	3,968	3,045

Total fixed charges	$225,901	$209,408	$208,435	$206,233	$152,858

Ratio of earnings to fixed charges	—	1.06	—	—	—

Deficiency of earnings over fixed charges	$(26,364)	$—	$(66,925)	$(167,625)	$(192,003)

(1)	A reasonable approximation (one-third) is deemed to be the interest factor included in rental expense.

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